

July 7, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund
        Issuer CIK: 0001329377
        Issuer File Number: 333-125751/811-21774
        Form Type: 8-A12B
        Filing Date: July 7, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and FT Vest Silver Strategy & Target Income
ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications